

02002843

000115 9987

BCE Emergis

October 17, 2001

U.S. POST OFFICE DELAYED

SECURITIES AND EXCHANGE COMMISSION
Judiciary Plaza
450, 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

SUPPL

John Sypnowich
Vice President and
General Counsel

Re: BCE Emergis Inc. (the "Company")
File No. 82-5206
<u>Exemption Pursuant to Rule 12g3-2(b)</u>

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed is a copy of the following:

1. Company Press Release dated October 10, 2001;
2. Company Press Release dated October 11, 2001; and
3. Company Press Release dated October 17, 2001.

If you have any questions with respect to the attached, please call the undersigned at (514) 868-2341. Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Very truly yours,

John Sypnowich
Vice President and General Counsel

JS/mn
Encl.

BCE Emergis Inc.
#2200
1155, boul. René-Lévesque Ouest/West
Montréal, (Québec) H3B 4T3



BCE Emergis

News Room

Wednesday, October 17th, 2001

Press Releases 2001

BCE Emergis Added to Dow Jones Sustainability World Index
eCommerce Firm Joins Index Comprised of Global Blue Chip Companies

Montreal, Canada, October 10, 2001 - BCE Emergis Inc., a leading provider of e-commerce services and exchanges, today announced its inclusion to the Dow Jones Sustainability World Index (DJSI World). Emergis, which strategically focuses on market leadership in the transaction-intensive eHealth and financial services sectors joins blue chip leaders such as Intel Corp., Procter & Gamble Co., British Telecommunications, ING Group N.V., Sony Group and a host of other world leaders in their market sectors on the DJSI World.

"To be included in this index among so many world-class companies is extremely rewarding. We have always believed in the benefits of eCommerce, and that its inherent economic, environmental and social advantages are truly sustainable," said W. Brian Edwards, Vice-Chairman and Chief Executive Officer of Emergis. "Despite the skeptics and volatile markets, eCommerce will flourish as the Internet becomes the dominant network that companies use to conduct their mission-critical transactions."

The DJSI World is the world's first global index tracking the performance of the leading sustainability-driven companies worldwide and includes 312 companies from 62 industries in 26 countries with a combined market capitalization of more than US$5 trillion. Other leading companies include: Bayer AG, Citigroup Inc., Dell Computer Corp., Deutsche Telekom AG, Minnesota Mining & Manufacturing Co. (3M), Volkswagen AG.

Corporate sustainability is a business and investing approach that balances economic, environmental and social developments. According to the DJSI World, investors are increasingly diversifying their portfolios by investing in companies that set industry-wide best practices in the following areas: Strategy, Innovation, Governance, Shareholders, as well as Employees and other Stakeholders. The concept of corporate sustainability is very attractive to investors because it aims to increase long-term shareholder value. As corporate sustainability performance can now be financially quantified, they now have an investable corporate sustainability concept. These sustainability companies also have superior performances and favorable risk/return profiles because sustainability is a catalyst for enlightened and disciplined management, a crucial success factor.

Today, licensees in 12 countries manage products such as mutual funds, equity baskets, certificates and segregated accounts that are tied to the sustainability index. For more information about the index, its components and methodology, visit the website at www.sustainability-indexes.com.

BCE Emergis is a premier B2B e-commerce infrastructure provider,

strategically focusing on market leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-commerce services on existing Internet-based platforms, Emergis offers its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. These scalable solutions electronically transform business processes, such as buying, selling, invoicing and payment, and enable companies to succeed in the web-centric, cost-driven, and highly competitive global Internet economy. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares (TSE:IFM) are included in the TSE 100 composite index.

This news release contains forward-looking statements which are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

Factors which could cause actual results or events to differ materially from current expectations include, among other things: uncertainty as to whether BCE Emergis' strategies will yield the expected benefits and growth prospects, the current negative trends in North American economic conditions, BCE Emergis' ability to expand its operations in the United States particularly in the ehealth and financial sectors, the extent of its customers' use of its exchanges and services and the ability to integrate efficiently new acquisitions. For additional information with respect to certain of these and other factors, see the Annual Information Form of the Company filed with securities commissions. THE FORWARD-LOOKING STATEMENTS CONTAINED IN THIS PRESS RELEASE REPRESENT BCE EMERGIS EXPECTATIONS AS AT October 10, 2001 AND, ACCORDINGLY, ARE SUBJECT TO CHANGE AFTER SUCH DATE. HOWEVER BCE EMERGIS DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

For more information:

Sylvia Morin
Director, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

John Gutpell
Director, Investor Relations
(514) 868-2232
Email: john.gutpell@emergis.com

Robert Brehl
Fleishman Hillard Canada
(416) 645-8184
Email: brehlr@fleishman.com

82-5206

BCE Emergis signs multi-faceted eCommerce Agreements with Bell Canada
New services to provide security; convergent eCommerce services

Montreal, October 11, 2001 - BCE Emergis Inc. (TSE: IFM) announced today that it has signed a number of key agreements with Bell Canada for the provision of advanced eCommerce services. result will be to significantly increase both the breadth and the nature of services being offered through the Bell channel.

Under these agreements, Emergis will offer secure, state-of-the-art eCommerce services. Emergi will supply the security application layer to the advanced Bell Virtual Private Network (VPN) offerin In addition, it will include, in the bundled service, its high level BCE Emergis Electronic Business Network (BEBN). Through this combination, customers will receive a newer, more advanced value added service offering.

The agreements with Bell Canada relate to the delivery of eCommerce network-centric services through the Bell channel as part of BCE's convergence strategy. Included in these services are solutions that will provide the following capabilities: common infrastructure application; online web based customer care; web-based management of marketing processes; small, medium and large enterprise web-based automation of ordering, invoicing and payment functions; and enablement services to support suppliers and buyers for electronic procurement. These solutions will provide B Canada with leading-edge eCommerce services to offer to its business customer base.

Emergis will realize guaranteed revenues of $315 million over three years. Emergis will also have opportunity to generate growing transactional revenue as a result of the security and convergence deployments. For 2002, forecasted revenue from all these agreements is $132 million. While guaranteed revenues will progressively decline in the second and third years of the agreement, Emergis will benefit from the opportunity to derive additional revenue from what it expects to be a growing market demand for these security services and convergence solutions.

"These agreements are important for Emergis in many respects. We signed the initial IP connectiv agreement three years ago, stating that connectivity would not be a future core service for Emerg Today, with these agreements, we have moved to offering advanced eCommerce security offering as part of the convergence solutions which will allow us to further build our revenue base, as dem for secure and managed e-commerce services increases," enthused Brian Edwards, Vice-Chairm & CEO, BCE Emergis. "Without a doubt, this partnership further strengthens our channel distribut strategy as well as our relationship with our Bell partners."

Karen Sheriff, Chief Marketing Officer of Bell Canada, stated, "With this agreement, Bell Canada i delivering on its commitments to provide superior IP based network-centric solutions and services is yet another proof point that customers can only benefit from the combination of Emergis' leader in the eCommerce arena and Bell Canada's expertise in delivering high-powered connectivity."

This announcement highlights the convergent strengths of the players. Bell Canada enhances its offering in the area of connectivity and will have responsibility for the BEBN network - which enab enterprises to connect with its partners and exchange data in a secure IP-based environment -

operating it, supporting any investment it requires and managing and expanding its customer base Emergis brings its expertise in secure eCommerce and in network-centric solutions to bear on the value proposition. These include, among others, its best-of-breed centralized privilege manageme solution that affords businesses with a secure portal infrastructure and its customers with personalized and secure automation and enablement services.

BCE Emergis is a premier B2B e-commerce infrastructure provider, strategically focusing on mar leadership in the transaction-intensive eHealth and financial services sectors. By layering technologically advanced e-commerce services on existing Internet-based platforms, Emergis offe its customers increasing value in their e-commerce adoption and ever-increasing levels of sophisticated services. These scalable solutions electronically transform business processes, suc buying, selling, invoicing and payment, and enable companies to succeed in the web-centric, cost driven, and highly competitive global Internet economy. BCE Emergis' customers include leading North American banks and insurance companies. The Company's shares (TSE:IFM) are included the TSE 100 composite index.

Please visit **BCE Emergis** at www.emergis.com for more information on the Company.

This news release contains certain forward-looking statements that reflect the current views and/o expectations of BCE Emergis with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and ev may vary significantly.

For more information:

Sylvia Morin
Director, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

John Gutpell
Director, Investor Relations
514 868-2232
Email : john.gutpell@emergis.com


Click here to download this release in Word format (45.5 K)

BCE Emergis and Canada Life Ink e-Business Agreement
Canada Life™ joins Emergis® e-Claims Exchange on strength of Emergis® e-Premiums function

Montreal and Toronto, October 17, 2001 - BCE Emergis Inc. (TSE: IFM) a premier provider of business-to-business eCommerce services and exchanges, today announced that Canada Life Assurance Company (the wholly-owned subsidiary of Canada Life Financial Corp.) (TSE: CL), a leading provider of insurance and wealth management solutions, has joined the Emergis® e-Claim exchange, attracted by the strength of one of its new core offerings, the Emergis electronic premiu presentment and management solution. Under the terms of the agreement, Canada Life will inves financially and strategically in the e-claims exchange for an initial term of five years and become t second major insurance company to do so.

"This agreement fits perfectly with the underlying objectives of our e-business strategy which is to facilitate self-service, enhance the customer experience and drive greater efficiencies into our operation," said Tom Corcoran, Vice-President, Group Insurance, Canadian Division Canada Life "For example, each month we send out some 12,000 premium statements to our corporate group plan customers and we think sending them electronically and receiving payment electronically will a ground-breaking and positive change for Canada Life, for our customers and for the entire industry."

"Canada Life is a powerful addition to our e-claims exchange. As we further build our exchange an integrate strong premiums-to-pay functionalities, beyond the core adjudication function, insurers a understanding its value and how it closely ties into their operations," stated Ron Loucks, Executive Vice-President, BCE Emergis, eHealth Solutions Group - North America.

As a Charter participant of the e-claims exchange, Canada Life will have an active role in the continued development of the exchange, including its standards, by providing expertise and resources to conceive of, improve and test the systems as they are developed and enhanced.

Emergis and Clarica Life Insurance Company launched the e-claims exchange in March with the intent of bringing in other insurance company members to further build the exchange. The first ph of the online claims exchange has been delivered. Functionality will expand over the coming mon with the exchange becoming fully functional in 2002 for all health insurance companies involved.

The Emergis® e-Claims Exchange will allow individual group plan members to easily access and complete forms via the Internet, to file them electronically and to be quickly reimbursed for various health claims such as drug, dental, vision, hospital, supplementary healthcare, out-of-country and healthcare spending account claims. Group plan members submit completed claims forms for eligibility verification, processing and adjudication over a secure platform. They can receive paym in their personal bank account or can have a cheque mailed to them. The exchange will include value-add services such as explanation of benefits in each applicable plan.

The new Emergis® e-Premiums service allows insurance companies to generate and present the corporate customers with an electronic premium statement derived from a current enrollment database which ensures the statement reflects statutory and other changes made by the custome

its members' profile coverage. The electronic statement also facilitates the electronic payment of t consolidated monthly premium. To illustrate, corporate group plan customers pay premiums every month for employee benefits; the consolidated monthly premium varies as new employees sign-u coverage, existing employees request changes to their coverage or departing employees lose coverage, for example. Through this new service, the statement can reflect the up-to-date change employers have made electronically to their employee demographic database.

The new electronic premium statement service builds on Emergis' expertise in the health insuranc and financial services industries, its proven ability to deliver payer-centric e-business solutions, as well as the company's leading-edge proprietary technology in the area of electronic invoice presentment and payment. It is core to Emergis' order-to-pay technology that generates and processes electronic transactions between trading partners, from invoicing and presentment of or through to payments.

Canada Life Financial Corporation, established in 1999, is the holding company for The Canad Life Assurance Company and is traded on the Toronto Stock Exchange under the symbol "CL" an the New York Stock Exchange under the symbol "CLU". The Canada Life Assurance Company, Canada's first domestic life insurance company founded in 1847, has total assets under administration in excess of $62 billion. Headquartered in Toronto, the Company operates in Cana the United States, the United Kingdom, the Republic of Ireland, Germany, Brazil, the Caribbean a Hong Kong.

BCE Emergis is a premier B2B e-commerce infrastructure provider focused on market leadership the transaction-intensive e-health and financial services sectors. Its scalable solutions electronica transform business process, such as health insurance claims processing, and enable its custome succeed in the web-centric, cost-driven and highly competitive global Internet economy. It offers it customers increasing value by simplifying administrative processes, decreasing costs and deliver times and providing better customer service. Through its **BCE Emergis, eHealth Solutions Grou** the company is leveraging its experience and strengths in the health insurance industry to solidify leadership position and broaden its scope of services to insurance companies, third party administrators, governments, workers' compensation boards and large provider organizations. BC Emergis shares (TSE:IFM) are included in the Toronto Stock Exchange 100 composite index.

Please visit BCE Emergis at www.emergis.com for more information on the Company.

This news release contains certain forward-looking statements that reflect the current views and/o expectations of BCE Emergis with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and ev may vary significantly.

For more information:

Sylvia Morin
BCE Emergis
Director, Corporate Communications
(514) 868-2358
Email: sylvia.morin@emergis.com

John Gutpell
BCE Emergis
Director, Investor Relations
514 868-2232
Email : john.gutpell@emergis.com

Robert Brehl
Fleishman Hillard Canada
(416) 645-8184
Email: brehlr@fleishman.com


Click here to download this release in Word format (34 K)


BCE
Emergis